SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED May 1, 2002

COMMISSION FILE NUMBER: 01-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

NEWS RELEASE

Vancouver, B.C. May 1, 2002  Stockscape.com Technologies Inc. (OTCBB  STKSF) is pleased to announce that the Shareholders of Vista Gold Corp have approved the issuance of 20,000,000 share purchase warrants to the Company in connection with the private placement previously announced on January 22, 2002. The warrants are exercisable after June 1, 2002 entitling the holder to purchase one common share of Vista at US $0.075 until February 1, 2007.

The Company also announces that the lawsuit initiated by United States Fidelity & Guarantee Company referred in the News Release of January 22, 2002 has been dismissed.

Stockscape is currently working towards the amalgamation and merger arrangement between Stockscape, Bradstone Equity Partners, Inc., Glenex Industries Inc., and Peruvian Gold Limited. Details of the proposed arrangement are set out in the Company's News Release of April 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC. (the Registrant)

Date:	May 1, 2002	By:	(signed) Andrew F.B. Milligan
Signature Andrew F.B. Milligan President & CEO
Name* Title

*Print name and title under the signature of the signing officer